UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 9, 2023

CEDAR FAIR, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-9444	34-1560655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Cedar Point Drive,
Sandusky, Ohio	44870-5259
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (419) 626-0830

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Depositary Units (Representing Limited Partner Interests)	FUN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On November 9, 2023 (the “Effective Date”), Cedar Fair, L.P. (the “Company”), together with certain of its wholly owned subsidiaries as co-issuers, (together with the Company, the “Co-Issuers”), the guarantors named therein, and The Bank of New York Mellon, as trustee (the “Trustee”), entered into supplemental indentures (the “Supplemental Indentures”) to the indentures (the “Indentures”) governing the Co-Issuers’ 5.375% Senior Notes due 2027 (the “2027 Notes”), 5.250% Senior Notes due 2029 (the “2029 Notes”), 5.500% Senior Secured Notes due 2025 (the “2025 Notes”) and 6.500% Senior Notes due 2028 (the “2028 Notes” and, together with the 2027 Notes, the 2029 Notes and the 2025 Notes, collectively, the “Notes”).

The Co-Issuers entered into the Supplemental Indentures following receipt of the requisite consents from holders of the Notes pursuant to its previously announced consent solicitation (the “Consent Solicitation”) to amend certain provisions of the Indentures, which expired at 5:00 p.m., New York City time on November 9, 2023. The Consent Solicitation was conducted in connection with the Company’s previously announced agreement to merge (the “Merger”) with Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”), pursuant to the Agreement and Plan of Merger, dated as of November 2, 2023 (the “Merger Agreement”). The Co-Issuers solicited consents to enable the Co-Issuers to select November 2, 2023, the date the Merger Agreement was entered into, as the testing date for purposes of calculating, with respect to the Merger and related transactions, any and all ratio tests under the Indentures (the “Proposed Amendments”).

The Supplemental Indentures became effective upon execution thereof, but the Proposed Amendments will become operative only if the Co-Issuers make the consent payment pursuant to the Consent Solicitation upon or immediately prior to the consummation of the Merger.

The foregoing description of the Supplemental Indentures is a summary and is qualified in its entirety by reference to the Supplemental Indentures, which are attached hereto as Exhibits 4.1, 4.2, 4.3 and 4.4 and are incorporated by reference into this Item 1.01.

Item 7.01	Regulation FD Disclosure

In connection with the Consent Solicitation, the Company issued a press release on November 9, 2023, announcing the expiration of the Consent Solicitation, the receipt of the consents required to effect the Proposed Amendments and the entry into the Supplemental Indentures in connection therewith. A copy of such press release is furnished as Exhibit 99.1 attached hereto and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any filings of the Company under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filings.

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements as to the Company’s expectations, beliefs, goals, strategies regarding the future, the satisfaction of any conditions relating to the payment of the consent payment and the potential completion of the Merger. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These estimates, projections, and other forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those described in such statements.

All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors, including general economic conditions, the impacts of public health concerns, adverse weather conditions, competition for consumer leisure time and spending, unanticipated construction delays, changes in the Company’s capital investment plans and projects and other factors discussed from time to time by the Company in its reports filed with the Securities and Exchange Commission (the “SEC”) could affect attendance at the Company’s parks and the Company’s growth strategies, and cause actual results to differ materially from the Company’s expectations or otherwise to fluctuate or decrease. Additional information on risk factors that may affect the business and financial results of the Company can be found in the Company’s Annual Report on Form 10-K and in the filings of the Company made from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether a result of new information, future events, information, circumstances or otherwise that arise after the publication of this document.

Important Information about the Merger and Where to Find It

In connection with the Merger, the Company and Six Flags will cause CopperSteel HoldCo, Inc. (“HoldCo”) to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Six Flags and a prospectus of HoldCo. After the registration statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Six Flags. The Company, Six Flags and HoldCo may also file other documents with the SEC regarding the Merger. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other document that the Company, Six Flags or HoldCo (as applicable) may file with the SEC in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SIX FLAGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as each may be amended from time to time, as well as other filings containing important information about the Company or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of the Company or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, the Company’s or Six Flags’ website is not incorporated by reference into this communication.

Participants in the Solicitation

The Company, Six Flags, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Six Flags stockholders in respect of the proposed transaction. Information regarding the Company’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in the Company’s Form 10-K for the year ended December 31, 2022 filed with the SEC on February 17, 2023 and its proxy statement filed with the SEC on April 13, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Six Flags’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Six Flags’ Form 10-K for the year ended January 1, 2023 filed with the SEC on March 7, 2023 and its proxy statement filed with the SEC on March 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits

Exhibit Number	Description of Exhibit

4.1

Second Supplemental Indenture, dated as of November 9, 2023, by and among Cedar Fair, L.P., Canada’s Wonderland Company, Magnum Management Corporation, Millennium Operations LLC, as issuers, the guarantors named therein and The Bank of New York Mellon, as trustee, to the Indenture, dated as of April 13, 2017, relating to the 2027 Notes (furnished herewith).

4.2

Second Supplemental Indenture, dated as of November 9, 2023, by and among Cedar Fair, L.P., Canada’s Wonderland Company, Magnum Management Corporation, Millennium Operations LLC, as issuers, the guarantors named therein and The Bank of New York Mellon, as trustee, to the Indenture, dated as of June 27, 2019, relating to the 2029 Notes (furnished herewith).

4.3

Second Supplemental Indenture, dated as of November 9, 2023, by and among Cedar Fair, L.P., Canada’s Wonderland Company, Magnum Management Corporation, Millennium Operations LLC, as issuers, the guarantors named therein and The Bank of New York Mellon, as trustee, to the Indenture, dated as of April 27, 2020, relating to the 2025 Notes (furnished herewith).

4.4

First Supplemental Indenture, dated as of November 9, 2023, by and among Cedar Fair, L.P., Canada’s Wonderland Company, Magnum Management Corporation, Millennium Operations LLC, as issuers, the guarantors named therein and The Bank of New York Mellon, as trustee, to the Indenture, dated as of October 7, 2020, relating to the 2028 Notes (furnished herewith).

99.1	Press Release, dated November 9, 2023 (furnished herewith).

104	Cover Page Interactive Data File-Embedded within the inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEDAR FAIR, L.P.

	By:	Cedar Fair Management, Inc., its General Partner

	By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Executive Vice President and Chief Financial Officer

Date: November 13, 2023

Exhibit 4.1

Execution Version

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture, dated as of November 9, 2023 (this “Supplemental Indenture”), is made among Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), Canada’s Wonderland Company, a Nova Scotia unlimited liability company (“Cedar Canada”), Magnum Management Corporation, an Ohio corporation (“Magnum”), Millennium Operations LLC, a Delaware limited liability company (“Millennium” and together with Cedar Fair, Cedar Canada and Magnum, the “Issuers”), the undersigned guarantors (the “Guarantors”) and The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”) under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of the Issuers, the Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of April 13, 2017, as supplemented by the First Supplemental Indenture, dated as of July 29, 2020 (the “Indenture”), providing for the issuance of the Issuers’ 5.375% Senior Notes due 2027 (the “Notes”) and the related guarantees;

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended or supplemented with the consent of the Holders (as defined herein) of at least a majority of the aggregate principal amount of Notes then outstanding;

WHEREAS, the Issuers have solicited consents from holders of the Notes (the “Holders”) with respect to the amendments set forth in Article II hereof (collectively, the “Amendments”), pursuant to the Consent Solicitation Statement, dated November 3, 2023 (the “Consent Solicitation Statement”);

WHEREAS, the Issuers have received and delivered to the Trustee evidence of the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding to effect the Amendments under the Indenture;

WHEREAS, the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel pursuant to Sections 9.06 and 11.04 of the Indenture;

WHEREAS, the Issuers have requested that the Trustee execute and deliver this Supplemental Indenture; and

WHEREAS, all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Defined Terms. Unless otherwise defined in this Supplemental Indenture, terms defined in the Indenture are used herein as therein defined and the rules of interpretation set forth in the Indenture shall be applied hereto as if set forth in full herein.

ARTICLE II

AMENDMENTS

Section 2.1.    Amendments to the Indenture. The Amendments, as set forth in this Article II, shall apply to the Notes.

Section 2.2.    Definitions. Section 1.01 of the Indenture is hereby amended by inserting the following definitions in the Indenture in the correct alphabetical order:

“Limited Condition Transaction” means the business combination of Cedar Fair and Six Flags Entertainment Corporation (“Six Flags”) pursuant to the Merger Agreement; provided that for purposes of determining compliance with Section 4.07, the Consolidated Net Income (and any other financial defined term derived therefrom) shall not include any Consolidated Net Income of or attributable to Six Flags or any of its Subsidiaries unless and until the closing of the Limited Condition Transaction shall have actually occurred.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 2, 2023, by and among Cedar Fair, Six Flags, CopperSteel HoldCo, Inc. and CopperSteel Merger Sub, LLC, as amended, supplemented or otherwise modified from time to time.

Section 2.3.    Measuring Compliance. The following provision regarding Measuring Compliance is hereby added as a new Section 4.18 of the Indenture:

Section 4.18     Measuring Compliance.

(a)    When calculating the availability under any basket or ratio under this Indenture, including, without limitation, the Consolidated Secured Indebtedness Leverage Ratio and the Total Indebtedness to Consolidated Cash Flow Ratio, in each case in connection with the Limited Condition Transaction and any actions or transactions related thereto, the date of determination of such basket or ratio and of any default or event of default blocker shall, at the option of Cedar Fair, be the date the Merger Agreement was entered into and such baskets or ratios shall be calculated on a pro forma basis after giving effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the four-quarter reference period, and, for the avoidance of doubt, (x) if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in Consolidated Cash Flow of Cedar Fair or Six Flags) at or prior to the consummation of the Limited Condition Transaction, such ratios will not be deemed to have been exceeded as a result of such fluctuations

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solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder and (y) such ratios shall not be tested at the time of consummation of the Limited Condition Transaction or related transactions; provided further, that if Cedar Fair elects to have such determinations occur at the time of entry into the Merger Agreement, any such transaction shall be deemed to have occurred on the date the Merger Agreement was entered and outstanding thereafter for purposes of subsequently calculating any ratios under this Indenture after the date of the Merger Agreement and before the consummation of the Limited Condition Transaction and to the extent baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized, but any calculation of Consolidated Total Assets or Consolidated Net Income for purposes of other incurrences of Indebtedness or Liens or making of Restricted Payments (not related to the Limited Condition Transaction) shall not reflect the Limited Condition Transaction until it is closed.

(b)    Whenever pro forma effect is to be given to any pro forma event, the pro forma calculations will be made in good faith by a responsible financial or accounting officer of Cedar Fair.

ARTICLE III

MISCELLANEOUS

Section 3.1.    Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.2.    Governing Law etc. This Supplemental Indenture shall be governed by and subject to the provisions set forth in Section 11.08 and Section 11.15 of the Indenture.

Section 3.3.    Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.4.    Ratification of Indenture; Supplemental Indenture Part of Indenture.

(a)    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

(b)    The provisions of this Supplemental Indenture shall be effective upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the Amendments shall become operative only upon the payment of the Consent Payment (as defined in the

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Consent Solicitation Statement). The Issuers shall notify the Trustee promptly after the Consent Payment is paid or if the Issuers shall determine not to pay the Consent Payment. If the Issuers elect to pay the Consent Payment, they shall furnish to the Trustee an Officer’s Certificate certifying that the Amendments are operative upon such payment. The Issuers hereby represent, warrant and certify to the Trustee that the Holders of at least a majority in aggregate principal amount of the Notes outstanding have provided consents to the execution of this Supplemental Indenture.

Section 3.5.    Duplicate and Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture. One signed copy is enough to prove this Supplemental Indenture. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

Section 3.6.    Headings. The headings of the Articles and Sections in this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 3.7.    Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Issuers and the Guarantors, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CEDAR FAIR, L.P., as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY, as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Secretary and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION, as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

MILLENNIUM OPERATIONS LLC, as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Supplemental Indenture]

CALIFORNIA’S GREAT AMERICA LLC
CAROWINDS LLC
CEDAR FAIR SOUTHWEST INC.
CEDAR POINT PARK LLC
DORNEY PARK LLC
GALVESTON WATERPARK LLC
GEAUGA LAKE LLC
KINGS DOMINION LLC
KINGS ISLAND COMPANY
KINGS ISLAND PARK LLC
KNOTT’S BERRY FARM LLC
MICHIGAN’S ADVENTURE, INC.
MICHIGAN’S ADVENTURE PARK LLC
NEW BRAUNFELS WATERPARK LLC
SAWMILL CREEK LLC
VALLEYFAIR LLC
WONDERLAND COMPANY INC.
WORLDS OF FUN LLC,
as Guarantors

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

[Signature Page to Supplemental Indenture]

Exhibit 4.2

Execution Version

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture, dated as of November 9, 2023 (this “Supplemental Indenture”), is made among Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), Canada’s Wonderland Company, a Nova Scotia unlimited liability company (“Cedar Canada”), Magnum Management Corporation, an Ohio corporation (“Magnum”), Millennium Operations LLC, a Delaware limited liability company (“Millennium” and together with Cedar Fair, Cedar Canada and Magnum, the “Issuers”), the undersigned guarantors (the “Guarantors”) and The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”) under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of the Issuers, the Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of June 27, 2019, as supplemented by the First Supplemental Indenture, dated as of July 29, 2020 (the “Indenture”), providing for the issuance of the Issuers’ 5.250% Senior Notes due 2029 (the “Notes”) and the related guarantees;

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended or supplemented with the consent of the Holders (as defined herein) of at least a majority of the aggregate principal amount of Notes then outstanding;

WHEREAS, the Issuers have solicited consents from holders of the Notes (the “Holders”) with respect to the amendments set forth in Article II hereof (collectively, the “Amendments”), pursuant to the Consent Solicitation Statement, dated November 3, 2023 (the “Consent Solicitation Statement”);

WHEREAS, the Issuers have received and delivered to the Trustee evidence of the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding to effect the Amendments under the Indenture;

WHEREAS, the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel pursuant to Sections 9.06 and 11.04 of the Indenture;

WHEREAS, the Issuers have requested that the Trustee execute and deliver this Supplemental Indenture; and

WHEREAS, all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Defined Terms. Unless otherwise defined in this Supplemental Indenture, terms defined in the Indenture are used herein as therein defined and the rules of interpretation set forth in the Indenture shall be applied hereto as if set forth in full herein.

ARTICLE II

AMENDMENTS

Section 2.1.    Amendments to the Indenture. The Amendments, as set forth in this Article II, shall apply to the Notes.

Section 2.2.    Definitions. Section 1.01 of the Indenture is hereby amended by inserting the following definitions in the Indenture in the correct alphabetical order:

“Limited Condition Transaction” means the business combination of Cedar Fair and Six Flags Entertainment Corporation (“Six Flags”) pursuant to the Merger Agreement; provided that for purposes of determining compliance with Section 4.07, the Consolidated Net Income (and any other financial defined term derived therefrom) shall not include any Consolidated Net Income of or attributable to Six Flags or any of its Subsidiaries unless and until the closing of the Limited Condition Transaction shall have actually occurred.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 2, 2023, by and among Cedar Fair, Six Flags, CopperSteel HoldCo, Inc. and CopperSteel Merger Sub, LLC, as amended, supplemented or otherwise modified from time to time.

Section 2.3.    Measuring Compliance. The following provision regarding Measuring Compliance is hereby added as a new Section 4.18 of the Indenture:

Section 4.18     Measuring Compliance.

(a)    When calculating the availability under any basket or ratio under this Indenture, including, without limitation, the Consolidated Secured Indebtedness Leverage Ratio and the Total Indebtedness to Consolidated Cash Flow Ratio, in each case in connection with the Limited Condition Transaction and any actions or transactions related thereto, the date of determination of such basket or ratio and of any default or event of default blocker shall, at the option of Cedar Fair, be the date the Merger Agreement was entered into and such baskets or ratios shall be calculated on a pro forma basis after giving effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the four-quarter reference period, and, for the avoidance of doubt, (x) if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in Consolidated Cash Flow of Cedar Fair or Six Flags) at or prior to the consummation of the Limited Condition Transaction, such ratios will not be deemed to have been exceeded as a result of such fluctuations

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solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder and (y) such ratios shall not be tested at the time of consummation of the Limited Condition Transaction or related transactions; provided further, that if Cedar Fair elects to have such determinations occur at the time of entry into the Merger Agreement, any such transaction shall be deemed to have occurred on the date the Merger Agreement was entered and outstanding thereafter for purposes of subsequently calculating any ratios under this Indenture after the date of the Merger Agreement and before the consummation of the Limited Condition Transaction and to the extent baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized, but any calculation of Consolidated Total Assets or Consolidated Net Income for purposes of other incurrences of Indebtedness or Liens or making of Restricted Payments (not related to the Limited Condition Transaction) shall not reflect the Limited Condition Transaction until it is closed.

(b)    Whenever pro forma effect is to be given to any pro forma event, the pro forma calculations will be made in good faith by a responsible financial or accounting officer of Cedar Fair.

ARTICLE III

MISCELLANEOUS

Section 3.1.    Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.2.    Governing Law etc. This Supplemental Indenture shall be governed by and subject to the provisions set forth in Section 11.08 and Section 11.15 of the Indenture.

Section 3.3.    Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.4.    Ratification of Indenture; Supplemental Indenture Part of Indenture.

(a)    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

(b)    The provisions of this Supplemental Indenture shall be effective upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the Amendments shall become operative only upon the payment of the Consent Payment (as defined in the

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Consent Solicitation Statement). The Issuers shall notify the Trustee promptly after the Consent Payment is paid or if the Issuers shall determine not to pay the Consent Payment. If the Issuers elect to pay the Consent Payment, they shall furnish to the Trustee an Officer’s Certificate certifying that the Amendments are operative upon such payment. The Issuers hereby represent, warrant and certify to the Trustee that the Holders of at least a majority in aggregate principal amount of the Notes outstanding have provided consents to the execution of this Supplemental Indenture.

Section 3.5.    Duplicate and Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture. One signed copy is enough to prove this Supplemental Indenture. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

Section 3.6.    Headings. The headings of the Articles and Sections in this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 3.7.    Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Issuers and the Guarantors, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

[Signature Pages Follow]

4

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CEDAR FAIR, L.P.,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Secretary and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

MILLENNIUM OPERATIONS LLC,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to 2029 Supplemental Indenture]

CALIFORNIA’S GREAT AMERICA LLC
CAROWINDS LLC
CEDAR FAIR SOUTHWEST INC.
CEDAR POINT PARK LLC
DORNEY PARK LLC
GALVESTON WATERPARK LLC
GEAUGA LAKE LLC
KINGS DOMINION LLC
KINGS ISLAND COMPANY
KINGS ISLAND PARK LLC
KNOTT’S BERRY FARM LLC
MICHIGAN’S ADVENTURE, INC.
MICHIGAN’S ADVENTURE PARK LLC
NEW BRAUNFELS WATERPARK LLC
SAWMILL CREEK LLC
VALLEYFAIR LLC
WONDERLAND COMPANY INC.
WORLDS OF FUN LLC,
as Guarantors

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to 2029 Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

[Signature Page to 2029 Supplemental Indenture]

Exhibit 4.3

Execution Version

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture, dated as of November 9, 2023 (this “Supplemental Indenture”), is made among Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), Canada’s Wonderland Company, a Nova Scotia unlimited liability company (“Cedar Canada”), Magnum Management Corporation, an Ohio corporation (“Magnum”), Millennium Operations LLC, a Delaware limited liability company (“Millennium” and together with Cedar Fair, Cedar Canada and Magnum, the “Issuers”), the undersigned guarantors (the “Guarantors”) and The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”) under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of the Issuers, the Guarantors, the Trustee, The Bank of New York Mellon, a New York banking corporation, as Notes US Collateral Agent and BNY Trust Company of Canada, as Notes Canadian Collateral Agent, have heretofore executed and delivered an Indenture, dated as of April 27, 2020, as supplemented by the First Supplemental Indenture, dated as of July 29, 2020 (the “Indenture”), providing for the issuance of the Issuers’ 5.500% Senior Secured Notes due 2025 (the “Notes”) and the related guarantees;

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended or supplemented with the consent of the Holders (as defined herein) of at least a majority of the aggregate principal amount of Notes then outstanding;

WHEREAS, the Issuers have solicited consents from holders of the Notes (the “Holders”) with respect to the amendments set forth in Article II hereof (collectively, the “Amendments”), pursuant to the Consent Solicitation Statement, dated November 3, 2023 (the “Consent Solicitation Statement”);

WHEREAS, the Issuers have received and delivered to the Trustee evidence of the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding to effect the Amendments under the Indenture;

WHEREAS, the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel pursuant to Sections 9.06 and 11.04 of the Indenture;

WHEREAS, the Issuers have requested that the Trustee execute and deliver this Supplemental Indenture; and

WHEREAS, all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Defined Terms. Unless otherwise defined in this Supplemental Indenture, terms defined in the Indenture are used herein as therein defined and the rules of interpretation set forth in the Indenture shall be applied hereto as if set forth in full herein.

ARTICLE II

AMENDMENTS

Section 2.1.    Amendments to the Indenture. The Amendments, as set forth in this Article II, shall apply to the Notes.

Section 2.2.    Definitions. Section 1.01 of the Indenture is hereby amended by inserting the following definitions in the Indenture in the correct alphabetical order:

“Limited Condition Transaction” means the business combination of Cedar Fair and Six Flags Entertainment Corporation (“Six Flags”) pursuant to the Merger Agreement; provided that for purposes of determining compliance with Section 4.07, the Consolidated Net Income (and any other financial defined term derived therefrom) shall not include any Consolidated Net Income of or attributable to Six Flags or any of its Subsidiaries unless and until the closing of the Limited Condition Transaction shall have actually occurred.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 2, 2023, by and among Cedar Fair, Six Flags, CopperSteel HoldCo, Inc. and CopperSteel Merger Sub, LLC, as amended, supplemented or otherwise modified from time to time.

Section 2.3.    Measuring Compliance. The following provision regarding Measuring Compliance is hereby added as a new Section 4.22 of the Indenture:

Section 4.22    Measuring Compliance.

(a)    When calculating the availability under any basket or ratio under this Indenture, including, without limitation, the Consolidated First Lien Leverage Ratio and the Total Indebtedness to Consolidated Cash Flow Ratio, in each case in connection with the Limited Condition Transaction and any actions or transactions related thereto, the date of determination of such basket or ratio and of any default or event of default blocker shall, at the option of Cedar Fair, be the date the Merger Agreement was entered into and such baskets or ratios shall be calculated on a pro forma basis after giving effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the four-quarter reference period, and, for the avoidance of doubt, (x) if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in Consolidated Cash Flow of Cedar Fair or Six Flags) at or prior to the consummation of the Limited Condition Transaction, such ratios will not be deemed to have been exceeded as a result of such fluctuations

2

solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder and (y) such ratios shall not be tested at the time of consummation of the Limited Condition Transaction or related transactions; provided further, that if Cedar Fair elects to have such determinations occur at the time of entry into the Merger Agreement, any such transaction shall be deemed to have occurred on the date the Merger Agreement was entered and outstanding thereafter for purposes of subsequently calculating any ratios under this Indenture after the date of the Merger Agreement and before the consummation of the Limited Condition Transaction and to the extent baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized, but any calculation of Consolidated Total Assets or Consolidated Net Income for purposes of other incurrences of Indebtedness or Liens or making of Restricted Payments (not related to the Limited Condition Transaction) shall not reflect the Limited Condition Transaction until it is closed.

(b)    Whenever pro forma effect is to be given to any pro forma event, the pro forma calculations will be made in good faith by a responsible financial or accounting officer of Cedar Fair.

ARTICLE III

MISCELLANEOUS

Section 3.1.    Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.2.    Governing Law etc. This Supplemental Indenture shall be governed by and subject to the provisions set forth in Section 11.08 and Section 11.15 of the Indenture.

Section 3.3.    Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.4.    Ratification of Indenture; Supplemental Indenture Part of Indenture.

(a)    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

(b)    The provisions of this Supplemental Indenture shall be effective upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the Amendments shall become operative only upon the payment of the Consent Payment (as defined in the Consent Solicitation Statement). The Issuers shall notify the Trustee promptly after the Consent Payment is paid or if the Issuers shall determine not to

3

pay the Consent Payment. If the Issuers elect to pay the Consent Payment, they shall furnish to the Trustee an Officer’s Certificate certifying that the Amendments are operative upon such payment. The Issuers hereby represent, warrant and certify to the Trustee that the Holders of at least a majority in aggregate principal amount of the Notes outstanding have provided consents to the execution of this Supplemental Indenture.

Section 3.5.    Duplicate and Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture. One signed copy is enough to prove this Supplemental Indenture. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

Section 3.6.    Headings. The headings of the Articles and Sections in this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 3.7.    Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Issuers and the Guarantors, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CEDAR FAIR, L.P.,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Secretary and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

MILLENNIUM OPERATIONS LLC,
as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to 2025 Supplemental Indenture]

CALIFORNIA’S GREAT AMERICA LLC
CAROWINDS LLC
CEDAR FAIR SOUTHWEST INC.
CEDAR POINT PARK LLC
DORNEY PARK LLC
GALVESTON WATERPARK LLC
GEAUGA LAKE LLC
KINGS DOMINION LLC
KINGS ISLAND COMPANY
KINGS ISLAND PARK LLC
KNOTT’S BERRY FARM LLC
MICHIGAN’S ADVENTURE, INC.
MICHIGAN’S ADVENTURE PARK LLC
NEW BRAUNFELS WATERPARK LLC
SAWMILL CREEK LLC
VALLEYFAIR LLC
WONDERLAND COMPANY INC.
WORLDS OF FUN LLC,
as Guarantors

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to 2025 Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

[Signature Page to 2025 Supplemental Indenture]

Exhibit 4.4

Execution Version

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture, dated as of November 9, 2023 (this “Supplemental Indenture”), is made among Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), Canada’s Wonderland Company, a Nova Scotia unlimited liability company (“Cedar Canada”), Magnum Management Corporation, an Ohio corporation (“Magnum”), Millennium Operations LLC, a Delaware limited liability company (“Millennium” and together with Cedar Fair, Cedar Canada and Magnum, the “Issuers”), the undersigned guarantors (the “Guarantors”) and The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”) under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of the Issuers, the Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of October 7, 2020 (the “Indenture”), providing for the issuance of the Issuers’ 6.500% Senior Notes due 2028 (the “Notes”) and the related guarantees;

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended or supplemented with the consent of the Holders (as defined herein) of at least a majority of the aggregate principal amount of Notes then outstanding;

WHEREAS, the Issuers have solicited consents from holders of the Notes (the “Holders”) with respect to the amendments set forth in Article II hereof (collectively, the “Amendments”), pursuant to the Consent Solicitation Statement, dated November 3, 2023 (the “Consent Solicitation Statement”);

WHEREAS, the Issuers have received and delivered to the Trustee evidence of the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding to effect the Amendments under the Indenture;

WHEREAS, the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel pursuant to Sections 9.06 and 11.04 of the Indenture;

WHEREAS, the Issuers have requested that the Trustee execute and deliver this Supplemental Indenture; and

WHEREAS, all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Defined Terms. Unless otherwise defined in this Supplemental Indenture, terms defined in the Indenture are used herein as therein defined and the rules of interpretation set forth in the Indenture shall be applied hereto as if set forth in full herein.

ARTICLE II

AMENDMENTS

Section 2.1.    Amendments to the Indenture. The Amendments, as set forth in this Article II, shall apply to the Notes.

Section 2.2.    Definitions. Section 1.01 of the Indenture is hereby amended by inserting the following definitions in the Indenture in the correct alphabetical order:

“Limited Condition Transaction” means the business combination of Cedar Fair and Six Flags Entertainment Corporation (“Six Flags”) pursuant to the Merger Agreement; provided that for purposes of determining compliance with Section 4.07, the Consolidated Net Income (and any other financial defined term derived therefrom) shall not include any Consolidated Net Income of or attributable to Six Flags or any of its Subsidiaries unless and until the closing of the Limited Condition Transaction shall have actually occurred.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 2, 2023, by and among Cedar Fair, Six Flags, CopperSteel HoldCo, Inc. and CopperSteel Merger Sub, LLC, as amended, supplemented or otherwise modified from time to time.

Section 2.3.    Measuring Compliance. The following provision regarding Measuring Compliance is hereby added as a new Section 4.18 of the Indenture:

Section 4.18     Measuring Compliance.

(a) When calculating the availability under any basket or ratio under this Indenture, including, without limitation, the Consolidated Secured Indebtedness Leverage Ratio and the Total Indebtedness to Consolidated Cash Flow Ratio, in each case in connection with the Limited Condition Transaction and any actions or transactions related thereto, the date of determination of such basket or ratio and of any default or event of default blocker shall, at the option of Cedar Fair, be the date the Merger Agreement was entered into and such baskets or ratios shall be calculated on a pro forma basis after giving effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the four-quarter reference period, and, for the avoidance of doubt, (x) if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in Consolidated Cash Flow of Cedar Fair or Six Flags) at or prior to the consummation of the Limited Condition Transaction, such ratios will not be deemed to have been exceeded as a result of such fluctuations

2

solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder and (y) such ratios shall not be tested at the time of consummation of the Limited Condition Transaction or related transactions; provided further, that if Cedar Fair elects to have such determinations occur at the time of entry into the Merger Agreement, any such transaction shall be deemed to have occurred on the date the Merger Agreement was entered and outstanding thereafter for purposes of subsequently calculating any ratios under this Indenture after the date of the Merger Agreement and before the consummation of the Limited Condition Transaction and to the extent baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized, but any calculation of Consolidated Total Assets or Consolidated Net Income for purposes of other incurrences of Indebtedness or Liens or making of Restricted Payments (not related to the Limited Condition Transaction) shall not reflect the Limited Condition Transaction until it is closed.

(b) Whenever pro forma effect is to be given to any pro forma event, the pro forma calculations will be made in good faith by a responsible financial or accounting officer of Cedar Fair.

ARTICLE III

MISCELLANEOUS

Section 3.1.    Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.2.    Governing Law etc. This Supplemental Indenture shall be governed by and subject to the provisions set forth in Section 11.08 and Section 11.15 of the Indenture.

Section 3.3.    Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.4.    Ratification of Indenture; Supplemental Indenture Part of Indenture.

(a)    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

(b)    The provisions of this Supplemental Indenture shall be effective upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the Amendments shall become operative only upon the payment of the Consent Payment (as defined in the

3

Consent Solicitation Statement). The Issuers shall notify the Trustee promptly after the Consent Payment is paid or if the Issuers shall determine not to pay the Consent Payment. If the Issuers elect to pay the Consent Payment, they shall furnish to the Trustee an Officer’s Certificate certifying that the Amendments are operative upon such payment. The Issuers hereby represent, warrant and certify to the Trustee that the Holders of at least a majority in aggregate principal amount of the Notes outstanding have provided consents to the execution of this Supplemental Indenture.

Section 3.5.    Duplicate and Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture. One signed copy is enough to prove this Supplemental Indenture. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

Section 3.6.    Headings. The headings of the Articles and Sections in this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 3.7.    Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Issuers and the Guarantors, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CEDAR FAIR, L.P., as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY, as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Secretary and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION, as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

MILLENNIUM OPERATIONS LLC, as an Issuer

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to 2028 Supplemental Indenture]

CALIFORNIA’S GREAT AMERICA LLC
CAROWINDS LLC
CEDAR FAIR SOUTHWEST INC.
CEDAR POINT PARK LLC
DORNEY PARK LLC
GALVESTON WATERPARK LLC
GEAUGA LAKE LLC
KINGS DOMINION LLC
KINGS ISLAND COMPANY
KINGS ISLAND PARK LLC
KNOTT’S BERRY FARM LLC
MICHIGAN’S ADVENTURE, INC.
MICHIGAN’S ADVENTURE PARK LLC
NEW BRAUNFELS WATERPARK LLC
SAWMILL CREEK LLC
VALLEYFAIR LLC
WONDERLAND COMPANY INC.
WORLDS OF FUN LLC, as Guarantors

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to 2028 Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

[Signature Page to 2028 Supplemental Indenture]

Exhibit 99.1

Cedar Fair Announces Expiration and Results of Consent Solicitation For its Outstanding Notes

SANDUSKY, Ohio – (November 9) – Cedar Fair, L.P. (NYSE: FUN) (the “Company”), a leader in regional amusement parks, water parks, and immersive entertainment, together with its wholly owned subsidiaries as co-issuers (together with the Company, the “Co-Issuers”), today announced the expiration and results of its previously announced consent solicitation (the “Consent Solicitation”) with respect to certain proposed amendments (the “Proposed Amendments”) to the indentures (the “Indentures”) governing its 5.375% Senior Notes due 2027 (the “2027 Notes”), 5.250% Senior Notes due 2029 (the “2029 Notes”), 5.500% Senior Secured Notes due 2025 (the “2025 Notes”) and 6.500% Senior Notes due 2028 (the “2028 Notes” and, together with the 2027 Notes, the 2029 Notes and the 2025 Notes, the “Notes”).

The Consent Solicitation was made pursuant to the terms of and subject to the conditions set forth in the Consent Solicitation Statement, dated November 3, 2023 (the “Statement”). All capitalized terms used in this press release but not defined herein have the meaning given to them in the Statement.

The Consent Solicitation expired at 5:00 p.m., New York City time, on November 9, 2023 (the “Expiration Date”). As of the Expiration Date and according to information received by Global Bondholder Services Corporation, consents to the Proposed Amendments had been provided and not validly revoked by Holders of approximately 99.70% of the outstanding 2027 Notes, 94.44% of the outstanding 2029 Notes, 90.22% of the outstanding 2025 Notes and 97.90% of the outstanding 2028 Notes. Accordingly, the Co-Issuers have obtained the consents required to effect the Proposed Amendments under the terms of each Indenture.

Subject to the terms and conditions in the Statement, all Holders who validly delivered (and did not validly revoke) their consents on or prior to the Revocation Deadline are eligible to receive a cash payment (the “Consent Payment”) of $2.50 per $1,000 principal amount of 2027 Notes, $2.50 per $1,000 principal amount of 2029 Notes, $1.25 per $1,000 principal amount of 2025 Notes and $2.50 per $1,000 principal amount of 2028 Notes, in each case for the benefit of the Holders of such series of Notes on the Record Date.

On November 9, 2023 (the “Consent Effective Time”), the Co-Issuers, their respective subsidiaries party to the Indentures as guarantors and the trustee under the Indentures executed supplemental indentures (the “Supplemental Indentures”) in respect of the Notes to effect the Proposed Amendments in accordance with the Statement. The Supplemental Indentures became effective upon their execution and are binding on all Holders of the Notes, including those who did not deliver a consent at or prior to the Expiration Date, but the Proposed Amendments will become operative only if the Co-Issuers make the Consent Payment as defined and described in the Statement. The Co-Issuers expect to pay the Consent Payment upon or immediately prior to consummation of the Merger.

Goldman Sachs & Co. LLC was the solicitation agent in the Consent Solicitation and Global Bondholder Services Corporation served as the information, tabulation and paying agent. Persons with questions regarding the Consent Solicitation should contact Goldman Sachs & Co. LLC at (toll free) 1 (800) 828-3182 or (collect) (212) 902-5962 or by e-mail at GS-LM-NYC@gs.com. Requests for the Statement should be directed to Global Bondholder Services Corporation, at (toll free) (855) 654-2015, (banks and brokers) (212) 430-3774, by facsimile (for Eligible Institutions only) at (212) 430-3775/3779 or by email to contact@gbsc-usa.com.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. The Consent Solicitation was made solely by the Statement referred to above and related materials and is subject to the terms and conditions stated therein. Neither the Statement nor any documents related to the Consent Solicitation have been filed with, or approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

About Cedar Fair

Cedar Fair (NYSE: FUN), one of the largest regional amusement-resort operators in the world, is a publicly traded partnership headquartered in Sandusky, Ohio. Focused on its mission to make people happy by providing fun, immersive, and memorable experiences, the Company owns and operates 13 properties, consisting of 11 amusement parks, four separately gated outdoor water parks, and resort accommodations totaling more than 2,300 rooms and more than 600 luxury RV sites. Cedar Fair’s parks are located in Ohio, California, North Carolina, South Carolina, Virginia, Pennsylvania, Minnesota, Missouri, Michigan, Texas and Toronto, Ontario.

Forward-Looking Statements

Some of the statements contained in this news release that are not historical in nature constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements as to the Company’s expectations, beliefs, goals, strategies regarding the future, the satisfaction of any conditions relating to the payment of the Consent Payment and the potential completion of the Merger. These estimates, projections, and other forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those described in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors, including general economic conditions, the impacts of public health concerns, adverse weather conditions, competition for consumer leisure time and spending, unanticipated construction delays, changes in the Company’s capital investment plans and projects and other factors discussed from time to time by the Company in its reports filed with the Securities and Exchange Commission (the “SEC”) could affect attendance at the Company’s parks and the Company’s growth strategies, and cause actual results to differ materially from the Company’s expectations or otherwise to fluctuate or decrease. Additional information on risk factors that may affect the business and financial results of the Company can be found in the Company’s Annual Report on Form 10-K and in the filings of the Company made from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether a result of new information, future events, information, circumstances or otherwise that arise after the publication of this document.

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449